Ecopetrol S.A.'s Board of Directors Approves Earnings Distribution Proposal for Fiscal Year 2013

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) announces its earnings distribution proposal for 2013 that was approved by the company's Board of Directors and will be presented to the General Shareholders Assembly for its consideration on March 26, 2014.

•	The plan calls for 69.90% of 2013 net earnings to be distributed as ordinary dividend, and an additional 10.16% of 2013 net earnings as extraordinary dividend.
•	The ordinary dividend would be COP$227.00 per share and the extraordinary dividend would be COP$33.00 per share.
•	Total dividend per share would be COP$260.00.

The number of dividend payments will be decided by the Shareholders Assembly.

Bogota D.C., February 25, 2014

Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for more than 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast and owns the main refinery in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and an increasing participation in biofuels.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co